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February 6, 2001

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

    Re:    Personify Incorporated
           Registration Statement on Form S-1 (File No. 333-37744)

Ladies and Gentlemen:

    On behalf of Personify Incorporated (the "Company"), we hereby request that the Company's Registration Statement on Form S-1 (File No. 333-37744) filed with the Securities and Exchange Commission on May 24, 2000 be withdrawn immediately. Please direct any comments or questions regarding the withdrawal of this filing to the undersigned by telephone at (415) 947-2000.


                  Very truly yours,

                  WILSON SONSINI GOODRICH & ROSATI
                  Professional Corporation

                  /s/ David R. King
                  --------------------------------
                  David R. King